Colorado Goldfields Inc.

June 18, 2013

VIA ELECTRONIC EDGAR FILINNG

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Colorado Goldfields Inc.
Definitive Information Statement Filed on Schedule 14C
Filed June 17, 2013
File No. 000-51718

Dear Mr. Reynolds:

We have received your comment letter, with today’s date, inquiring about changes to the Definitive Schedule 14C which we filed yesterday, June 17, 2013, on behalf of Colorado Goldfields Inc. (the “Company”).  In response to your comment letter to us today, we are providing amended and restated language to be inserted beneath the caption set forth below, in connection with an amended Definitive Information Statement Filed on Schedule 14C.

In the amended Information Statement, the changes to the language from the Information Statement transmitted to you yesterday will be marked with "< R >" tags.  In addition, we have included a narrative response herein keyed to your comments set forth in the comment letter to me, as President of the Company, dated today, June 18, 2013.  We trust you shall deem the rewritten language below responsive to your comment letters.

Purpose and Effect of Increasing the Authorized Shares of Common Stock

Comment 1.  We note your response to comment one in our letter dated June 3, 2013.  We cannot find changes made to your disclosure in response to comment one in the revised Information Statement filed on June 6, 2013 or in the Information Statement filed on June 17, 2013.  As previously requested, please revise your Information Statement to disclose the background and reasons for your series of changes to your issued, outstanding and authorized stock.  We may have further comment.

10920 West Alameda Ave. ● Suite 201 ● Lakewood, Colorado 80226 ● (303) 984.5324

CORRESP	2

Response 1.  As noted in Comment 1, the Company has amended and restated the following language under “Background,” to be set forth beneath the above-referenced caption in the amended Definitive Schedule 14C which we anticipate filing upon approval from your office:

Background:

The Amendment to increase the authorized capital is being made, in part, to provide the Company with more flexibility and opportunities to conduct equity financings, acquisitions, and to satisfy the reserved but currently unissued requirements of convertible debt, including conversion share reserves in connection with existing financing activities.  The Company does not presently have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of Class A Common Stock for any purpose, including future acquisitions and/or financings.

Although the Company does not presently have any specific plans, proposals or arrangements, written or otherwise, for the immediate issuance of any of the newly available authorized shares of stock for any specific purpose (including future acquisitions and/or financings), this recapitalization is expected to have the following effects which the Company believes will be beneficial:

●           The effect of the reverse stock split results in an increase in the price per share of the Company’s Class A common stock, making it more attractive within the financial community for use in financing the Company’s planned business activities; and

●           The additional authorized shares of Class A common stock are available for possible future financings, possible future acquisition transactions, necessary share reserves, other general corporate purposes, and to meet the requirements to issue additional shares of stock in connection with future convertible debt transactions.  Having the necessary number of shares immediately available increases the Company’s flexibility and ability going forward to make use of the authorized shares for use in funding its business operations and executing its business plans.

The business and financial necessities that have given rise to this corporate action have been primarily the result of difficulties in obtaining financing.  The Company’s business consists of owning a mill in the Silverton, Colorado area, which it hopes to begin operating in the near future, and the contractual right to ownership and operation of three mining properties in that area, many of which the Company believes can be economically operated, to extract gold, silver and other minerals profitably through operation of the mill.

 The Colorado Division of Reclamation, Mining, and Safety did not issue a conditional permit for the mill to re-commence operations until August of 2012, and by that time winter weather was setting in, substantially reducing the activities that the Company could undertake to meet the conditions associated with the permit.  These conditions were fundamentally capital improvements, generally involving environmental concerns, before the mill could again begin operations.  The Company is making plans and pursuing activities with the goal of beginning operation of the mill (for which it already has commitments to process ore) and mining operations this year before winter weather again sets in, but the perceptions of business risk involving the Company, which are in large part out of the Company’s control, have had a downward effect on the market price of the Class A common stock.  As a result, the Company engaged in two reverse splits to maintain the price of the stock and enhance the stock’s standing in the investment community.  In turn, the authorized shares were increased to give the Company flexibility in issuing additional shares to acquire property, progress toward economically viable business operations, and issue shares upon conversion of convertible debt financing.  The requirement to reserve unissued shares, often at a 4-5 times multiple of the estimated number of conversion shares, is a large factor when considering the total number of authorized shares needed.

CORRESP	3

Although such issuance of additional shares with respect to future financings and acquisitions affect existing shareholders, management believes that transactions involving additional share issuances will increase the total value of the Company to its shareholders.

The Company wishes to emphasize, however, that the reverse splits effective September 12, 2012 and May 13, 2013 and following increases in authorized shares were the result of the necessity of seeking financing under less than ideal circumstances before the Company has been able to begin operation of the Silverton mill and conduct mining operations in that geographical area.  Management of the Company concluded that this was necessary in order to provide the hoped-for opportunity of commencing economically profitable operations.

Again, for the sake of expediency and efficiency, we shall file the Amended DEF 14C upon acknowledge of the acceptability of the above revisions.

Sincerely,

COLORADO GOLDFIELDS INC.

/s/ Lee R. Rice

Lee R. Rice, President